August 27, 2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549


                       Interim Report Under Rule 24 of the
                  Public Utilities Holding Company Act of 1935
                              Progress Energy, Inc.
                            410 S. Wilmington Street
                                Raleigh, NC 27601
                                File No.: 70-9659
Gentlemen:

     In  compliance  with the terms and  conditions  of Rule 24 under the Public
Utility Holding Company Act of 1935, and the Order of the Commission dated December 12, 2000, authorizing the financing transactions and business activities, the undersigned hereby certifies to the Commission that, for the calendar quarter ending June 30, 2003, from and after registration of Progress Energy, Inc. ("Progress Energy") on November 30, 2001:

a. The purchase price per share of each sale of Common Stock and the market price per share at the date of the agreement of sale:

     None.

b. The total number of shares of Common Stock issued or issuable under options granted during the quarter under the DRP, Incentive Plan, or any other similar plans subsequently adopted:

     2,381,253 total shares DRP (2,005,525); (21,684 Stock option exercises); (354,044 Employee 401(k) Plan)

c. If Common Stock of Progress Energy has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share, and whether the shares are restricted to the acquirer:

     None.

d. The name of the guarantor and the beneficiary of any guaranty entered into under this order during the quarter, and the amount, terms, and purpose of the guaranty:

----------------------------------------------------------------------------------------------------------------------
     Guarantor                 Beneficiary               Amount         Date                   Purpose
----------------------------------------------------------------------------------------------------------------------
Progress Energy   North Carolina Municipal Power          5,000,000    4/7/03    Power trading
                  Agency 1
----------------------------------------------------------------------------------------------------------------------
Progress Energy   Duke Electric Transmission (Duke        3,050,000   4/15/03    Genco/LLC
                  Energy)
----------------------------------------------------------------------------------------------------------------------
Progress Energy   City of Gainesville d/b/a                 500,000    5/1/03    PFC coal transactions
                  Gainesville Reg Ut
----------------------------------------------------------------------------------------------------------------------
Progress Energy   FP&L Co. and FPL Energy Power Mktg      6,000,000    5/8/03    Power trading
----------------------------------------------------------------------------------------------------------------------
Progress Energy   Entergy Services, Inc.                  5,000,000   5/12/03    Power trading
                  (for subsidiaries)
----------------------------------------------------------------------------------------------------------------------
Progress Energy   Jackson Electric Membership           285,000,000   5/30/03    Power Supply & Energy Call Agreement
                  Corporation
----------------------------------------------------------------------------------------------------------------------
Progress Energy   Old Dominion Electric Cooperative       3,000,000    6/1/03    Power trading and market obligations
----------------------------------------------------------------------------------------------------------------------
Progress Energy   SCANA Energy Marketing, et. al.         3,000,000    6/9/03    Gas and power trading
----------------------------------------------------------------------------------------------------------------------
Progress Energy   Cincinnati Gas & Electric Company       3,000,000   6/23/03    Coal trading
----------------------------------------------------------------------------------------------------------------------
Progress Energy   Split Rock Energy, LLC                    500,000   6/30/03     Power trading
----------------------------------------------------------------------------------------------------------------------

e. The amount and terms of any Short-term Debt, Debentures, or Preferred Securities issued directly or indirectly by Progress Energy during the quarter:

Progress Energy, Inc.'s commercial paper balance at 6/30/03 was $ 272,881,000. Progress Energy issued $469,231,000 in commercial paper from 4/01/03 through 6/30/03 at a weighted average yield of 1.43 % under an $880 million revolving credit facility.

f. The amount and terms of any Short-term Debt issued by CP&L or NCNG and any of the long-term debt securities or trust preferred securities issued by NCNG during the quarter:

Carolina Power & Light Company

Carolina Power & Light Company's ("CP&L") commercial paper balance at 6/30/03 was $363,900,000. CP&L issued $825,200,000 in commercial paper from 4/01/03 through 6/30/03 at a weighted average yield of 1.36% under a $450 million revolving credit facility.

North Carolina Natural Gas

None.

g. With respect to each participant in the Utility Money Pool and the Non-Utility Money Pool, the maximum amount of borrowings from and loans to each Money Pool during the quarter, and the range of interest rates on Money Pool borrowings and loans:

--------------------------------------------------------------------------------
Non-utility Money Pool:  Maximum Outstanding Balances - Quarter-ending - 6/30/03
--------------------------------------------------------------------------------
                                     Loans to the MP      Borrowings from the MP
--------------------------------------------------------------------------------
Progress Energy                        $486,218,169.97
--------------------------------------------------------------------------------
Progress Ventures                                                $133,678,639.35
--------------------------------------------------------------------------------
Progress Energy Service Company                                  $164,100,324.49
--------------------------------------------------------------------------------
Progress Capital Holdings                                        $156,226,545.08
--------------------------------------------------------------------------------
Progress Fuels                                                    $73,906,019.09
--------------------------------------------------------------------------------
SRS                                        $730,410.51             $4,697,706.65
--------------------------------------------------------------------------------

The range of interest rates on these borrowings was 1.512 % to 1.581%.

--------------------------------------------------------------------------------
Utility Money Pool:  Maximum Outstanding Balances - Quarter-ending - 6/30/03
--------------------------------------------------------------------------------
                                     Loans to the MP      Borrowings from the MP
--------------------------------------------------------------------------------
Progress Energy                        $179,619,565.96                       n/a
--------------------------------------------------------------------------------
Carolina Power & Light                   $7,961,208.83           $114,560,849.91
--------------------------------------------------------------------------------
Florida Power Corporation                        $0.00           $110,275,144.74
--------------------------------------------------------------------------------
North Carolina Natural Gas              $25,656,630.65            $21,287,917.59
--------------------------------------------------------------------------------

The range of interest rates on these borrowings was 1.476% to 1.563%.

h. The amount and terms of any financings consummated by any Non-utility Subsidiary during the quarter that are not exempt under Rule 52 under the
     Act:

     None.

i. The notional amount and principal terms of any Interest Rate Hedge or Anticipatory Hedge entered into during the quarter and the identity of the parties to the instruments:

------------------------------------------------------------------------------------------------------------------
Trade Date        Description           Type    Cash Flow/    Counterparty      Notional   Effective  Termination
                                                Fair Value                    x $1,000,000    Date       Date
------------------------------------------------------------------------------------------------------------------
  4/24/2003   Treasury Rate Lock       T-Lock       CF       Bank of America      $  25.00 4/24/2003   9/30/2003
------------------------------------------------------------------------------------------------------------------
   5/2/2003    Swap to Floating         Swap        FV      Bank Tokyo-Mitsub     $ 100.00  5/7/2003  10/30/2008
------------------------------------------------------------------------------------------------------------------
   5/7/2003   Treasury Rate Lock       T-Lock       CF          JPMorgan          $  25.00  5/7/2003   9/30/2003
------------------------------------------------------------------------------------------------------------------
  5/14/2003   Treasury Rate Lock       T-Lock       CF          JPMorgan          $  25.00 5/14/2003   9/30/2003
------------------------------------------------------------------------------------------------------------------
  5/21/2003   Termination of Swap       Swap        FV          Wachovia          $ 200.00 5/23/2003   5/23/2003
------------------------------------------------------------------------------------------------------------------
  5/21/2003   Termination of Swap       Swap        FV           Goldman          $ 200.00 5/23/2003   5/23/2003
------------------------------------------------------------------------------------------------------------------
  5/22/2003    Swap to Floating         Swap        FV      Bank Tokyo-Mitsub     $ 100.00 5/27/2003  10/30/2008
------------------------------------------------------------------------------------------------------------------
  5/27/2003    Swap to Floating         Swap        FV          JPMorgan          $ 100.00 5/27/2003  10/30/2008
------------------------------------------------------------------------------------------------------------------
   6/2/2003    Swap to Floating         Swap        FV          JPMorgan          $ 100.00  6/4/2003  10/30/2008
------------------------------------------------------------------------------------------------------------------
  6/10/2003   Treasury Rate Lock       T-Lock       CF          JPMorgan          $  25.00 6/10/2003   9/30/2003
------------------------------------------------------------------------------------------------------------------

j.   The amount of the market-to-book ratio of the Common Stock:

     Progress Energy Common Stock Data as of June 30, 2003:
     Total Common Stock Equity                                   $6,962.8
     (in millions)
     Market-to-book ratio                                           1.50

k. The name, parent company, and amount invested in any Intermediate or Holding Company or Financing Subsidiary during the quarter: (Millions)

     Equity contribution from Progress Energy to Carolina Power & Light Company (d/b/a Progress Energy Carolinas, Inc.) Carolina Power & Light Company to
     CaroHome, LLC                                                  $0.5 million

     Equity contribution from Progress Energy to PV Holdings, Inc.
     PV Holdings, Inc. to Progress Ventures, Inc.                $ 225.3 million


     Equity contribution from Progress Energy to Progress Real
     Estate Holdings                                              $  0.1 million

l. A description of and the amount invested in any Energy-Related Assets (or in the securities of any company substantially all of whose assets consist of Energy-Related Assets) during the quarter:

     None.

m. A list of U-6B-2 statements filed with the Commission during the quarter including the name of the filing entity and the date of filing.

     Florida Power Corporation                   June 30, 2003
     Progress Capital Holdings, Inc.             June 30, 2003

n. Consolidated balance sheets as of the end of the quarter and separate balance sheets as of the end of the quarter for each company, including Progress Energy, that has engaged in jurisdictional financing transactions during the quarter:


Progress Energy, Inc.
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands except share data)
                                                                          June 30,               December 31,
Assets                                                                      2003                    2002
--------------------------------------------------------------------------------------------------------------
Utility Plant
  Utility plant in service                                             $    20,991,295       $     20,152,787
  Accumulated depreciation                                                  (9,990,819)           (10,480,880)
--------------------------------------------------------------------------------------------------------------
        Utility plant in service, net                                       11,000,476              9,671,907
  Held for future use                                                           12,864                 15,109
  Construction work in progress                                                842,520                752,336
  Nuclear fuel, net of amortization                                            234,515                216,882
--------------------------------------------------------------------------------------------------------------
           Total Utility Plant, Net                                         12,090,375             10,656,234
--------------------------------------------------------------------------------------------------------------
Current Assets
  Cash and cash equivalents                                                     45,654                 61,358
  Accounts receivable                                                          824,233                737,369
  Unbilled accounts receivable                                                 217,586                225,011
  Inventory                                                                    846,928                875,485
  Deferred fuel cost                                                           277,480                183,518
  Assets of discontinued operations                                            491,784                490,429
  Prepayments and other current assets                                         213,209                260,804
--------------------------------------------------------------------------------------------------------------
            Total Current Assets                                             2,916,874              2,833,974
--------------------------------------------------------------------------------------------------------------
Deferred Debits and Other Assets
  Regulatory assets                                                            640,891                393,215
  Nuclear decommissioning trust funds                                          861,752                796,844
  Diversified business property, net                                         2,213,623              1,884,271
  Miscellaneous other property and investments                                 443,428                463,776
  Goodwill                                                                   3,719,327              3,719,327
  Prepaid pension costs                                                         57,919                 60,169
  Other assets and deferred debits                                             684,764                517,182
--------------------------------------------------------------------------------------------------------------
        Total Deferred Debits and Other Assets                               8,621,704              7,834,784
--------------------------------------------------------------------------------------------------------------
           Total Assets                                                $    23,628,953       $     21,324,992
--------------------------------------------------------------------------------------------------------------

         Capitalization and Liabilities
--------------------------------------------------------------------------------------------------------------
Common Stock Equity
  Common stock without par value, 500,000,000 shares authorized,
      242,187,774 and 237,992,513 shares issued and outstanding,
      respectively                                                     $     5,109,564       $      4,929,104
  Unearned ESOP common stock                                                   (88,734)              (101,560)
  Accumulated other comprehensive loss                                        (240,508)              (237,762)
  Retained earnings                                                          2,182,440              2,087,227
--------------------------------------------------------------------------------------------------------------
              Total Common Stock Equity                                      6,962,762              6,677,009
--------------------------------------------------------------------------------------------------------------
Preferred Stock of Subsidiaries-Not Subject to Mandatory Redemption             92,831                 92,831
Long-Term Debt                                                               9,223,632              9,747,293
--------------------------------------------------------------------------------------------------------------
              Total Capitalization                                          16,279,225             16,517,133
--------------------------------------------------------------------------------------------------------------
Current Liabilities
  Current portion of long-term debt                                          1,130,308                275,397
  Accounts payable                                                             606,658                756,287
  Interest accrued                                                             222,896                220,400
  Dividends declared                                                           135,280                132,232
  Short-term obligations                                                       858,991                694,850
  Customer deposits                                                            161,539                158,214
  Liabilities of discontinued operations                                       119,058                124,767
  Other current liabilities                                                    478,419                350,132
--------------------------------------------------------------------------------------------------------------
              Total Current Liabilities                                      3,713,149              2,712,279
--------------------------------------------------------------------------------------------------------------
Deferred Credits and Other Liabilities
  Accumulated deferred income taxes                                            824,961                932,813
  Accumulated deferred investment tax credits                                  198,098                206,221
  Regulatory liabilities                                                       542,210                119,766
  Asset retirement obligations                                               1,225,605                      -
  Other liabilities and deferred credits                                       845,705                836,780
--------------------------------------------------------------------------------------------------------------
                       Total Deferred Credits and Other Liabilities          3,636,579              2,095,580
--------------------------------------------------------------------------------------------------------------
Commitments and Contingencies (Note 15)
--------------------------------------------------------------------------------------------------------------
                      Total Capitalization and Liabilities             $    23,628,953       $     21,324,992
--------------------------------------------------------------------------------------------------------------


Carolina Power & Light Company
d/b/a Progress Energy Carolinas, Inc.
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands)                                                            June 30,               December 31,
Assets                                                                      2003                    2002
--------------------------------------------------------------------------------------------------------------
Utility Plant
  Utility plant in service                                             $    13,072,200             12,675,761
  Accumulated depreciation                                                  (6,077,374)            (6,356,933)
--------------------------------------------------------------------------------------------------------------
        Utility plant in service, net                                        6,994,826              6,318,828
  Held for future use                                                            4,942                  7,188
  Construction work in progress                                                334,269                325,695
  Nuclear fuel, net of amortization                                            168,148                176,622
--------------------------------------------------------------------------------------------------------------
                 Total Utility Plant, Net                                    7,502,185              6,828,333
--------------------------------------------------------------------------------------------------------------
Current Assets
  Cash and cash equivalents                                                     12,998                 18,284
  Accounts receivable                                                          260,691                301,178
  Unbilled accounts receivable                                                 143,870                151,352
  Receivables from affiliated companies                                         32,270                 36,870
  Notes receivable from affiliated companies                                         -                 49,772
  Taxes receivable                                                                   -                 55,006
  Inventory                                                                    348,239                342,886
  Deferred fuel cost                                                           137,301                146,015
  Prepayments and other current assets                                          35,459                 45,542
--------------------------------------------------------------------------------------------------------------
                 Total Current Assets                                          970,828              1,146,905
--------------------------------------------------------------------------------------------------------------
Deferred Debits and Other Assets
  Regulatory assets                                                            515,257                252,083
  Nuclear decommissioning trust funds                                          465,043                423,293
  Diversified business property, net                                            51,771                  9,435
  Miscellaneous other property and investments                                 184,029                209,657
  Other assets and deferred debits                                              98,947                104,978
--------------------------------------------------------------------------------------------------------------
                 Total Deferred Debits and Other Assets                      1,315,047                999,446
--------------------------------------------------------------------------------------------------------------
           Total Assets                                                $     9,788,060       $      8,974,684
--------------------------------------------------------------------------------------------------------------

Capitalization and Liabilities
--------------------------------------------------------------------------------------------------------------
Capitalization
--------------------------------------------------------------------------------------------------------------
  Common stock                                                         $     3,135,690       $      3,089,115
  Preferred stock - not subject to mandatory redemption                         59,334                 59,334
  Long-term debt, net                                                        2,516,941              3,048,466
--------------------------------------------------------------------------------------------------------------
                 Total Capitalization                                        5,711,965              6,196,915
--------------------------------------------------------------------------------------------------------------
Current Liabilities
  Current portion of long-term debt                                            400,000                      -
  Accounts payable                                                             176,387                259,217
  Payables to affiliated companies                                             121,081                 98,572
  Notes payable to affiliated companies                                         49,359                      -
  Taxes accrued                                                                  4,031                      -
  Interest accrued                                                              56,678                 58,791
  Short-term obligations                                                       363,900                437,750
  Current portion of accumulated deferred income taxes                          44,197                 66,088
  Other current liabilities                                                     92,016                 93,171
--------------------------------------------------------------------------------------------------------------
                 Total Current Liabilities                                   1,307,649              1,013,589
--------------------------------------------------------------------------------------------------------------
Deferred Credits and Other Liabilities
  Accumulated deferred income taxes                                          1,156,722              1,179,689
  Accumulated deferred investment tax credits                                  153,207                158,308
  Regulatory liabilities                                                       131,994                  7,774
  Asset retirement obligations                                                 905,338                      -
  Other liabilities and deferred credits                                       421,185                418,409
--------------------------------------------------------------------------------------------------------------
          Total Deferred Credits and Other Liabilities                       2,768,446              1,764,180
--------------------------------------------------------------------------------------------------------------
Commitments and Contingencies (Note 9)
--------------------------------------------------------------------------------------------------------------
                 Total Capitalization and Liabilities                  $     9,788,060       $      8,974,684
--------------------------------------------------------------------------------------------------------------


North Carolina Natural Gas Company
CONSOLIDATED BALANCE SHEETS
(Unaudited)
(In thousands)
                                                                          June 30,               December 31,
Assets                                                                      2003                     2002
--------------------------------------------------------------------------------------------------------------
     Utility Plant
  Gas utility plant in service                                         $       567,191       $        554,738
  Accumulated depreciation                                                    (189,459)              (179,086)
--------------------------------------------------------------------------------------------------------------
         Utility plant in service, net                                         377,732                375,652
  Construction work in progress                                                 10,208                 18,127
--------------------------------------------------------------------------------------------------------------
          Total Utility Plant, Net                                             387,940                393,779
--------------------------------------------------------------------------------------------------------------
      Current Assets
  Cash and cash equivalents                                                        263                    762
  Accounts receivable                                                           17,297                 32,398
  Accounts receivable - affiliate                                                2,915                  3,647
  Taxes receivable                                                               2,238                      -
  Inventory                                                                     19,838                 17,198
  Prepayments and other current assets                                          15,292                 18,817
--------------------------------------------------------------------------------------------------------------
          Total Current Assets                                                  57,843                 72,822
--------------------------------------------------------------------------------------------------------------
     Deferred Debits and Other Assets
  Regulatory Assets                                                              1,310                  1,422
  Diversified business property, net                                               923                    928
  Miscellaneous other property and investments                                   5,644                  5,690
  Goodwill, net                                                                 43,022                 43,022
  Other assets and deferred debits                                               6,864                  6,852
--------------------------------------------------------------------------------------------------------------
          Total Deferred Debits and Other Assets                                57,763                 57,914
--------------------------------------------------------------------------------------------------------------
            Total Assets                                               $       503,546       $        524,515
--------------------------------------------------------------------------------------------------------------

Capitalization and Liabilities
--------------------------------------------------------------------------------------------------------------
Capitalization
  Common stock equity                                                  $       417,658       $        417,645
  Accumulated other comprehensive loss                                          (5,882)                (5,882)
  Retained earnings                                                           (158,540)              (165,105)
  Long-term debt, net                                                          150,000                150,000
--------------------------------------------------------------------------------------------------------------
         Total Capitalization                                                  403,236                396,658
--------------------------------------------------------------------------------------------------------------
Current Liabilities
  Accounts payable                                                              18,517                 32,807
  Accounts payable - associated companies                                       12,519                  8,607
  Intercompany current notes payable                                            17,077                  5,841
  Taxes accrued                                                                      -                  1,951
  Interest accr                                                                    455                    465
  Other current liabilities                                                      1,339                 29,562
--------------------------------------------------------------------------------------------------------------
         Total Current Liabilities                                              49,907                 79,233
--------------------------------------------------------------------------------------------------------------
Deferred Credits and Other Liabilities
  Accumulated deferred income taxes                                             28,578                 27,172
  Accumulated deferred investment tax credits                                    1,619                  1,685
  Other liabilities and deferred credits                                        20,206                 19,767
--------------------------------------------------------------------------------------------------------------
         Total Deferred Credits and Other Liabilities                           50,403                 48,624
--------------------------------------------------------------------------------------------------------------
Commitments and Contingencies
--------------------------------------------------------------------------------------------------------------
            Total Capitalization and Liabilities                       $       503,546       $        524,515
--------------------------------------------------------------------------------------------------------------

o. A table showing, as of the end of the quarter, the dollar and percentage components of the capital structures of Progress Energy on a consolidated basis and each Utility Subsidiary:

-----------------------------------------------------------------------------------------------------------------------------
Capital Structure as of June 30, 2003
-----------------------------------------------------------------------------------------------------------------------------
(in millions)
-----------------------------------------------------------------------------------------------------------------------------
                                      Progress Energy              CP&L                Florida Power              NCNG
-----------------------------------------------------------------------------------------------------------------------------
Common stock equity               $  6,962.8      38.1%    $ 3,135.7      48.1%    $ 1,977.5     46.7%    $ 253.3      60.3%
-----------------------------------------------------------------------------------------------------------------------------
Preferred securities                    92.8       0.5%         59.3       0.9%         33.5      0.8%        0.0       0.0%
-----------------------------------------------------------------------------------------------------------------------------
Long-term debt (1)                  10,353.9      56.7%      2,916.9      44.7%      1,893.1     44.7%      150.0      35.7%
-----------------------------------------------------------------------------------------------------------------------------
Notes to affiliated companies            0.0       0.0%         49.4       0.8%        112.4      2.7%       17.1       4.0%
-----------------------------------------------------------------------------------------------------------------------------
Short-term obligations                 859.0       4.7%        363.9       5.5%        222.2      5.1%        0.0       0.0%
-----------------------------------------------------------------------------------------------------------------------------
Total                             $ 18,268.5     100.0%    $ 6,525.2     100.0%    $ 4,238.7    100.0%    $ 420.4     100.0%
-----------------------------------------------------------------------------------------------------------------------------

(1)      Includes current portion of long-term debt.

p. A retained earnings analysis of Progress Energy on a consolidated basis, Florida Progress and each Utility Subsidiary detailing gross earnings, goodwill amortization, dividends paid out of each capital account; and the resulting capital account balances at the end of the quarter:

  Progress Energy, Inc.                   Consolidated Retained Earnings

  Balance 3/31/03                                    2,163,431
  Current earnings                                     140,057
  Current earnings from exempt projects                 12,766
  Common dividends                                    (133,814)
                                                ----------------
  Balance 6/30/03                                    2,182,440

  CP&L                                    Consolidated Retained Earnings

  Balance 3/31/03                                    1,355,137
  Current earnings                                      88,813
  Dividend of cash to parent                           (80,162)
  Preferred dividends                                     (741)
                                                ----------------
  Balance 6/30/03                                    1,363,047

  Florida Progress                        Consolidated Retained Earnings
  Balance 3/31/03                                      556,005
  Current earnings                                     109,745
  Dividend of cash to parent                           (80,162)
                                                ----------------
  Balance 6/30/03                                      585,588

  Florida Power                                 Retained Earnings

  Balance 3/31/03                                      917,441
  Current earnings                                      61,737
  Dividend of cash to parent                           (80,162)
  Preferred dividends                                     (378)
                                                ----------------
  Balance 6/30/03                                      898,638

  NCNG                                          Retained Earnings

  Balance 3/31/03                                     (157,287)
  Current earnings                                      (1,253)
                                                ----------------
  Balance 6/30/03                                     (158,540)

q.   A  computation  in  accordance  with rule 53(a) under the Act setting forth
     Progress Energy's "aggregate investment" in all EWGs and FUCOs, its "consolidated retained earnings" and a calculation of the amount remaining under the requested EWG/FUCO authority:

On June 30, 2003, Progress Energy's "aggregate investment," as defined in Rule 53(a)(1), in EWGs was approximately $1.326 billion, or about 62.2% of Progress Energy's consolidated retained earnings, also as defined in Rule 53(a)(1), for the four quarters ended June 30, 2003 ($2.132 billion).

r. A statement of aggregate investment in Exempt Projects ("exempt wholesale generators" or "EWGs" and foreign utility companies ("FUCOs") as a percentage of total capitalization, net utility plant, total consolidated assets, and market value of common equity, all as of the end of the quarter:

      ------------------------------------------------------------------------
                                          June 30, 2003
                                          (in millions)        Percentage
      ------------------------------------------------------------------------
      Total capitalization                  18,268.5              7.3%
      ------------------------------------------------------------------------
      Net utility plant                     12,090.4             11.0%
      ------------------------------------------------------------------------
      Total consolidated assets             23,628.9              5.6%
      ------------------------------------------------------------------------
      (2) Common equity market value        10,632.0             12.5%
      ------------------------------------------------------------------------

     (1) The above percentages assume an aggregate investment in EWGs of $1,326.0 million

     (2)  Market  value of common  equity  assumes the  following:
              Total common shares at 6/30/03 =     242,187,774
              Closing share price at 6/30/03 =           43.90
                                               ---------------
              Total market value =             $10,632,043,279





                                          Very truly yours,
                                          PROGRESS ENERGY, INC.



                                          By:
                                             -----------------------------------
                                             Thomas R. Sullivan
                                             Treasurer